UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE
--------------------------------------------------------------- In re: FLYi, Inc., et al.,[1] Debtors. ---------------------------------------------------------	x : : : : : : : x	Chapter 11 Case No. 05-20011 (MFW) (Jointly Administered)

NOTICE OF: (I) ENTRY OF ORDER CONFIRMING FIRST AMENDED
JOINT PLAN OF LIQUIDATION OF FLYI, INC. AND ITS DEBTOR AFFILIATES;
(II) EFFECTIVE DATE; AND (III) BAR DATES FOR CERTAIN ADMINISTRATIVE
CLAIMS, PROFESSIONAL FEE CLAIMS AND REJECTION DAMAGE CLAIMS

PLEASE TAKE NOTICE OF THE FOLLOWING:

1.  Confirmation of the Plan. On March 15, 2007, the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") entered an order (the "Confirmation Order") confirming the First Amended Joint Plan of Liquidation of FLYi, Inc. and Its Debtor Affiliates, dated November 21, 2006 (as modified by certain modifications filed with the Bankruptcy Court and referenced in the Confirmation Order, the "Plan"), in the chapter 11 cases of the above-captioned debtors (collectively, the "Debtors"). Unless otherwise defined in this Notice, capitalized terms and phrases used herein have the meanings given to them in the Plan and the Confirmation Order. Copies of the Plan and the Confirmation Order may be obtained free of charge at www.kccllc.net/ia.

2.  Effective Date. Pursuant to the Confirmation Order, the Distribution Trust hereby certifies and gives notice that the Plan became effective in accordance with its terms, and the Effective Date occurred, on March 30, 2007.

3.  Releases.

a.  General Releases by the Debtors. Without limiting any applicable provisions of or releases contained in the Plan, as of the later of the Effective Date and the Protocol Bar Date, the Debtors, the Estates and their respective successors, assigns and any and all Entities who may purport to claim by, through, for or because of them, shall be deemed to forever release, waive and discharge (i) all Causes of Action arising prior to the Petition Date that such Entity has, had or may have against each of the present or former directors, officers, employees, members, managers, agents, attorneys, representatives and advisors of the Debtors, acting in such capacity, other than (A) Designated Causes of Action specifically asserted as of the Protocol Bar Date by (prior to the Effective Date) the Creditors’ Committee or (after the Effective Date) the Steering Committee in a complaint filed by such party in the Bankruptcy Court or such other court of competent jurisdiction on or before the Protocol Bar Date and (B) Causes of Action that, after the filing of a Designated Cause of Action as of the Protocol Bar Date by such party in such court, are identified for the first time in discovery in such action and that could not reasonably have been discovered and asserted in the investigation contemplated by the Protocol Order; and (ii) to the extent set forth in Section XIII.B of the Plan, all Causes of Action arising on or after the Petition Date that such Entity has, had or may have against the Creditors' Committee and its members, and its and their respective agents and professionals, in each case acting in such capacity; provided, however, that the releases provided in this paragraph shall not include (A) any Recovery Actions against any member of the Creditors' Committee or relating to transfers to Entities who were insiders at the time of payment or (B) any actual or potential objections to the pre- or post-petition claims of any Entity against any of the Estates.

b.  General Releases by Holders of Claims. Without limiting any other applicable provisions of, or releases contained in, the Plan or the Bankruptcy Code, as of the Effective Date, in consideration for, among other things, the obligations of the Debtors under the Plan, Cash and other contracts, instruments, releases, agreements or documents to be entered into or delivered in connection with the Plan, each holder of a Claim that votes in favor of the Plan shall be deemed to forever release, waive and discharge all liabilities and Claims in any way relating to any Debtor, the Bankruptcy Case or the Plan that such Entity has, had or may have against: (i) the Debtors and their respective present or former directors, officers, employees, attorneys, accountants, underwriters, investment bankers, financial advisors and agents, acting in such capacity; and (ii) the Creditors' Committee and its members, and its and their respective agents and professionals, in each case acting in such capacity; provided, however, that the releases provided in this paragraph shall not include any act, omission or occurrence that was the result of gross negligence or willful misconduct.

4.  Injunctions.

a.  Claims Against the Debtors and Their Successors Enjoined. Except as provided in the Plan or the Confirmation Order and other than with respect to a right of recoupment or a setoff, as of the Effective Date, all entities that have held, currently hold or may hold a Claim or other debt or liability subject to the Plan or an Interest or other right of an equity security holder that is terminated pursuant to the terms of the Plan will be permanently enjoined from taking any of the following actions in respect of any such Claims, debts, liabilities, Interests or rights: (i) commencing or continuing in any manner any action or other proceeding against the Debtors, the Distribution Trust, the Distribution Trustee or the Steering Committee, other than to enforce any right pursuant to the Plan to a distribution from the Trust Accounts; (ii) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order against the Debtors, the Distribution Trust, the Distribution Trustee or the Steering Committee other than as permitted pursuant to (i) above; (iii) creating, perfecting or enforcing any Lien or encumbrance against the Debtors, the Distribution Trust, their respective property or the Trust Accounts; (iv) asserting a right of subrogation of any kind against any debt, liability or obligation due to the Debtors, the Distribution Trustee or the Steering Committee; and (v) commencing or continuing any action, in any manner, in any place that does not comply with or is inconsistent with the provisions of the Plan; provided, however, that nothing in this paragraph shall enjoin or preclude the United States from pursuing any police or regulatory action against the Debtors.

b.  Enforcement Against Non-Debtor Third Parties Enjoined. Except as provided in the Plan or the Confirmation Order and other than with respect to a right of recoupment or a setoff, as of the Effective Date, each holder of a Claim that votes in favor of the Plan and the Debtors, the Estates and their respective successors, assigns and any and all Entities who may purport to claim by, through, for or because of them shall be permanently enjoined from taking any of the following actions against any Entity that is released under the Plan, including under Section IV.F.3 of the Plan, or its property in respect of claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action or liabilities that are released, waived, settled or deemed satisfied pursuant to the Plan: (i) commencing or continuing in any manner any action or other proceeding; (ii) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order; (iii) creating, perfecting or enforcing any Lien or encumbrance; (iv) asserting a right of subrogation of any kind against any debt, liability or obligation due to any released Entity; and (v) commencing or continuing any action, in any manner, in any place that does not comply with or is inconsistent with the provisions of the Plan.

5.  Bar Dates.

a.  Administrative Claims Subject to the General Administrative Bar Dates. Except as otherwise provided in Section III.A.1.d.ii of the Plan and section 5.b below, requests for payment of Administrative Claims for the period from March 1, 2006 to the Effective Date must be Filed and served on the Distribution Trustee and such other entities who are designated by the Bankruptcy Rules, the Confirmation Order or other order of the Bankruptcy Court no later than 60 days after the Effective Date (i.e., by May 29, 2007). Any holder of an Administrative Claim for the period from March 1, 2006 to the Effective Date that is required to, but does not, File and serve a request for payment of such Administrative Claim in accordance with this section 5.a will be forever barred from asserting such Administrative Claim against the Debtors or their respective property or any of the Trust Accounts or any assets of the Debtors' Estates, and such Administrative Claims will be deemed waived and released as of the Effective Date. Objections to such requests must be Filed by the Distribution Trustee, and served on the requesting party by the later of: (i) 180 days after the Effective Date (i.e., by September 26, 2007); and (ii) 120 days after the Filing of the request for payment of such Administrative Claim.

b.  Professional Fee Claims. Professionals or other entities asserting a Professional Fee Claim for services rendered solely with respect to a Debtor before the Effective Date must File and serve on the Distribution Trustee and such other entities who are designated by the Bankruptcy Rules, the Confirmation Order, the Professional Fee Order or other order of the Bankruptcy Court an application for final allowance of such Professional Fee Claim no later than 60 days after the Effective Date (i.e., by May 29, 2007). Objections to any Professional Fee Claim must be Filed and served on the Distribution Trustee and the requesting party by the later of (A) 90 days after the Effective Date (i.e., by June 28, 2007) or (B) 30 days after the Filing of the applicable request for payment of the Professional Fee Claim. To the extent necessary, the Confirmation Order amends and supersedes any previously entered order of the Bankruptcy Court, including the Professional Fee Order, regarding the payment of Professional Fee Claims.

c.  Rejection Damage Claims. If the rejection of an Executory Contract or Unexpired Lease pursuant to the Plan gives rise to a Claim by the other party or parties to such contract or lease, such Rejection Claim will be forever barred and will not be enforceable against the Distribution Trustee or the Distribution Trust unless a proof of Claim is Filed and served on the Distribution Trustee, pursuant to the procedures specified in Section V.C.4 of the Plan, so that the Distribution Trustee receives it no later than 60 days after the Effective Date (i.e., by May 29, 2007).

d.  Address of Distribution Trustee. For purposes of serving requests for payment of Administrative Claims, an application for final allowance of Professional Fee Claims or proofs of Claim arising from the rejection of Executory Contracts or Unexpired Leases, the Distribution Trustee's address is (i) if served prior to or on April 19, 2007, FLYi and Independence Air Distribution Trust, 45200 Business Court, Dulles, VA 20166 (Attn:  Ellen Artist), or (ii) if served after April 19, 2007, FLYi and Independence Air Distribution Trust, Professional Center at Lansdowne, 44115 Woodridge Parkway, Suite 150, Leesburg, VA 20176 (Attn: Ellen Artist).

1    The Debtors were the following seven entities (the last four digits of their respective taxpayer identification numbers, if any, follow in parentheses): FLYi, Inc. (1051); Independence Air, Inc. (1749); Atlantic Coast Jet, LLC (1492); Atlantic Coast Academy, Inc. (9852); IA Sub, Inc. (none); WaKeeney, Inc. (none); and Atlantic Coast Airlines, Inc. (none). The address of each of the Debtors is 45200 Business Court, Dulles, VA 20166.